

SE( 07001404 IISSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 14684 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kashner Davidson Securities Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

77 South Palm Avenue

(No. and Street)

PROCESSED

MAR 08 2007

THOMSON FINANCIAL

Sarasota (City) Florida (State) 34236 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melissa Rothenbach (941) 951-2626

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Natherson & Company, P.A.

(Name – *if individual, state last, first, middle name*)

1801 Glengary Street (Address) Sarasota (City) Florida (State) 34231 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


SEC MAIL PROCESSING
RECEIVED
FEB 21 2007
WASH, D.C.
185
SECTION

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Melissa J. Rothenbach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kashner Davidson Securities Corporation, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

☒ PERSONALLY KNOWN BY ME
☐ PRODUCED I.D.

Signature

Chief Executive Officer
Title

Notary Public



Cynthia E. Puzzanchera
Commission # DD475952
Expires December 20, 2009
Bonded Troy Fain - Insurance, Inc 800-385-7019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control required by SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CONTENTS



NATHERSON & COMPANY, P.A.
Certified Public Accountants

1801 Glengary Street
Sarasota, Florida 34231
(941) 923-1881
Fax 923-0065

544 Bay Isles Road
Longboat Key, Florida 34228
(941) 387-8555

Members
American Institute of Certified Public Accountants
Florida Institute of Certified Public Accountants
Division for CPA Firms, AICPA
Private Companies Practice
SEC Practice Sections

Russell S. Natherson, C.P.A.
Patrick L. Gallagher, C.P.A.
Russell E. Natherson, C.P.A.
Randall L. Natherson, C.P.A.
Eileen A. Sarris, C.P.A.

## Independent Auditors' Report

Board of Directors
Kashner Davidson Securities Corporation

We have audited the accompanying statements of financial condition of Kashner Davidson Securities Corporation (a Florida S Corporation) as of December 31, 2006 and 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kashner Davidson Securities Corporation as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2006 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Matheson + Company, P.A.

Sarasota, Florida
February 9, 2007

Kashner Davidson Securities Corporation

## STATEMENTS OF FINANCIAL CONDITION

December 31,

| | 2006 | 2005 |
|---|---|---|
| **ASSETS** | | |
| Cash | $ 16,422 | $ 26,203 |
| Deposits with clearing agency | 106,107 | 101,905 |
| Accounts receivable: | | |
| Clearing agency | 40,141 | 24,250 |
| Employees | 19,247 | 31,144 |
| Interest receivable | 9,180 | 7,983 |
| Securities owned: | | |
| Marketable, at market value | 878,335 | 745,305 |
| Not readily marketable, at estimated fair value | 39,030 | 52,043 |
| Prepaid expenses | 28,049 | 25,784 |
| Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization | 8,529 | 10,772 |
| | $ 1,145,040 | $ 1,025,389 |

The accompanying notes are an integral part of these statements.

| | 2006 | 2005 |
|---|---|---|
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| **LIABILITIES** | | |
| Accounts payable | $ 94,369 | $ 137,964 |
| Payable to clearing agency | 435,756 | 185,467 |
| Accrued salaries and commissions payable | 41,127 | 13,638 |
| | 571,252 | 337,069 |
| **STOCKHOLDER'S EQUITY** | | |
| Common stock - 9,000 shares of $2.50 par value authorized, issued and outstanding | 22,500 | 22,500 |
| Additional paid-in capital | 1,604,377 | 1,627,637 |
| Accumulated deficit | (1,053,089) | (961,817) |
| | 573,788 | 688,320 |
| | $ 1,145,040 | $ 1,025,389 |

Kashner Davidson Securities Corporation

STATEMENTS OF OPERATIONS

Years ended December 31,

| | 2006 | 2005 |
|---|---|---|
| Revenue | | |
| Commissions | $ 377,916 | $ 303,392 |
| Trading profits | 242,645 | 172,232 |
| Miscellaneous trading fees | 63,889 | 62,981 |
| Lease income | 15,913 | - |
| Interest and dividends | 8,754 | 21,883 |
| Other income | 1,193 | - |
| | 710,310 | 560,488 |
| Expenses | | |
| Salaries and commissions | 354,402 | 355,986 |
| Advertising | 120 | 947 |
| Bad debt expense | 4,771 | 361,355 |
| Depreciation and amortization | 5,594 | 7,600 |
| Independent representation | - | 10,548 |
| Insurance | 19,403 | 17,230 |
| Interest | 37,928 | 34,499 |
| Maintenance | 3,540 | 1,750 |
| Miscellaneous | 13,303 | 7,734 |
| Office | 22,371 | 19,810 |
| Judgements, settlements and fines | 15,000 | 75,950 |
| Professional fees | 100,574 | 187,485 |
| Retirement plan | 10,942 | 10,311 |
| Regulatory expenses | 18,430 | 38,132 |
| Rent | 77,122 | 74,371 |
| Taxes | 27,750 | 33,441 |
| Telephone and utilities | 23,077 | 18,678 |
| Travel and entertainment | 2,745 | 4,753 |
| Market data services | 64,510 | 93,565 |
| | 801,582 | 1,354,145 |
| NET (LOSS) | $ (91,272) | $ (793,657) |

The accompanying notes are an integral part of these statements.

Kashner Davidson Securities Corporation

## STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

Years ended December 31,

| | Common stock | Additional paid-in capital | Accumulated deficit |
|---|---|---|---|
| Balance - January 1, 2005 | $ 22,500 | $ 2,020,438 | $ (168,160) |
| Net (loss) for the year | - | - | (793,657) |
| Distribution to stockholder | - | (392,801) | - |
| Balance - December 31, 2005 | 22,500 | 1,627,637 | (961,817) |
| Net (loss) for the year | - | - | (91,272) |
| Distribution to stockholder | - | (23,260) | - |
| Balance - December 31, 2006 | $ 22,500 | $ 1,604,377 | $ (1,053,089) |

The accompanying notes are an integral part of these statements.

Kashner Davidson Securities Corporation

STATEMENTS OF CASH FLOWS

Years ended December 31,

| | 2006 | 2005 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net (loss) | $ (91,272) | $ (793,657) |
| Adjustments to reconcile net (loss) to net cash provided by operating activities: | | |
| Depreciation and amortization | 5,594 | 7,600 |
| Bad debt expense | 4,771 | 361,355 |
| (Increase) decrease in operating assets: | | |
| Deposits with clearing agency | (4,202) | (37,766) |
| Receivable from clearing agency | (15,891) | 20,543 |
| Receivables from employees | 7,126 | (21,744) |
| Receivables - other | - | 3,035 |
| Interest receivable | (1,197) | (2,759) |
| Marketable securities owned, at market value | (133,030) | 501,398 |
| Securities owned, not readily marketable | 13,013 | 40,057 |
| Prepaid expenses | (2,265) | 3,037 |
| Other assets | - | 150 |
| Increase (decrease) in operating liabilities: | | |
| Accounts payable | (43,595) | 114,684 |
| Payable to clearing agency | 250,289 | (68,491) |
| Payroll taxes payable | - | (117) |
| Accrued salaries and commissions payable | 27,489 | (6,435) |
| Securities sold, not yet purchased | - | (75,675) |
| Total adjustments | 108,102 | 838,872 |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | 16,830 | 45,215 |
| CASH FLOWS FROM INVESTING ACTIVITIES | | |
| Purchases of furniture and equipment | (3,351) | - |
| NET CASH (USED IN) INVESTING ACTIVITIES | (3,351) | - |

Kashner Davidson Securities Corporation

STATEMENTS OF CASH FLOWS - CONTINUED

Years ended December 31,

| | 2006 | 2005 |
|---|---|---|
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Distributions to stockholder | (23,260) | (35,541) |
| NET CASH (USED IN) FINANCING ACTIVITIES | (23,260) | (35,541) |
| INCREASE (DECREASE) IN CASH | (9,781) | 9,674 |
| Cash at beginning of year | 26,203 | 16,529 |
| Cash at end of year | $ 16,422 | $ 26,203 |

SUPPLEMENTAL CASH FLOW INFORMATION:

| | 2006 | 2005 |
|---|---|---|
| Cash paid during the year for interest | $ 37,928 | $ 34,499 |

NON-CASH INVESTING AND FINANCING ACTIVITIES:

In 2005, loans to the Company's sole stockholder were treated as a distribution to the stockholder.

The accompanying notes are an integral part of these statements.

Kashner Davidson Securities Corporation

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

## NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows.

### 1. Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was incorporated in Florida in 1969 and is engaged primarily in the brokerage and investment advisory business in Sarasota, Florida. The Company transacts business through corresponding brokers and does not handle any customer securities.

In prior years, the Company entered into agreements with registered representatives in Westminister, Colorado and Wilsonville, Oregon. The registered representatives are independent contractors subject to supervision by the Company. The representatives were responsible for all of the expenses of their operations. For 2005, the portion of the commissions retained by the Company are included in revenue in the accompanying statements of operations. The offices were closed during 2005.

### 2. Accounting Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### 3. Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for purposes of the statements of cash flows. The Company maintains its cash accounts at commercial banks. Total cash balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000 per bank. At December 31, 2006, amounts on deposit at commercial banks were fully insured by FDIC.

## NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

### 4. Accounts Receivable

The accounts receivable from clearing agency represents commissions and trading profits earned which were not received at year-end. The Company makes certain advances to employees in anticipation of commission income. The Company uses the allowance method of accounting for doubtful accounts. The allowance is based upon a review of the current status of existing receivables and management's estimate as to their collectibility.

### 5. Securities Transactions

Securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Accounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at quoted market value, and securities not readily marketable are valued at fair value as determined by management.

### 6. Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

### 7. Securities Sold, Not Yet Purchased

The Company is party to a variety of short sales (securities sold, not yet purchased) in its trading activities. These short positions used in trading activities are carried at market value. Realized and unrealized gains and losses are reported as trading profits in the accompanying statements of operations.

## NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

### 8. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are recorded at cost. Depreciation and amortization is provided for in amounts sufficient to relate the cost of assets to operations over estimated useful lives ranging from three to thirty-nine years principally on the straight-line and accelerated methods for both tax and financial accounting purposes. Major renewals, betterments and replacements are capitalized. Maintenance and repairs are charged to expense as incurred.

### 9. Income Taxes

Income taxes on net earnings are payable personally by the stockholder pursuant to an election under Subchapter S of the Internal Revenue Code not to have the Company taxed as a corporation.

### 10. Reclassifications

Certain amounts for 2005 have been reclassified to enhance comparability with 2006.

## NOTE B - DEPOSITS WITH CLEARING AGENCY

At December 31, 2006 and 2005, the Company had cash deposits of $106,107 and $101,905, respectively, in various firm accounts with a clearing agency. These accounts are not insured by FDIC.

At December 31, 2006, the clearing agency placed $1,334 in a restricted guarantee account to collateralize twenty-nine unsecured customers debit balances. This account is netted with the amount payable to the clearing agency in the accompanying financial statements.

Kashner Davidson Securities Corporation

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2006 and 2005

## NOTE C - RECEIVABLE FROM AND PAYABLE TO CLEARING AGENCY

Amounts receivable from and payable to clearing agency at December 31, consist of the following:

| | 2006 | | 2005 | |
|---|---|---|---|---|
| | Receivable | Payable | Receivable | Payable |
| Commissions receivable | $ 39,976 | $ - | $ 24,250 | $ - |
| Trading receivable/payable | 165 | - | - | 763 |
| Payable to clearing agency | - | 435,756 | - | 184,704 |
| | $ 40,141 | $ 435,756 | $ 24,250 | $ 185,467 |

The Company clears its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing agency relates to the aforementioned transactions and is collateralized by securities owned by the Company.

## NOTE D - SECURITIES OWNED

Marketable securities consist of trading and investment securities at quoted market values of $878,355 and $745,305 at December 31, 2006 and 2005, respectively.

The Company purchases securities for its own account in excess of amounts on deposit with the clearing agency.

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

These securities consisted of:

1,500 warrants valued at $20,100 on December 31, 2005, which management believes approximates fair value. Each warrant entitles the holder to purchase four shares of common stock. No warrants were exercised during 2005. The warrants were exercised at $16 per share during 2006.

## NOTE D - SECURITIES OWNED - CONTINUED

65,000 warrants valued at $4,056 and $7,042 on December 31, 2006 and 2005, respectively, which management believes approximates fair value. Each warrant entitles the holder to purchase one share of common stock at $8.66 per share through June 24, 2007. The warrants are restricted securities under Rule 144 of the Securities Act of 1933. The underlying stock price was $3.187 and $2.48 at December 31, 2006 and 2005, respectively. No warrants were exercised during 2006 or 2005.

67,000 warrants valued at $34,974 and $24,901 at December 31, 2006 and 2005, respectively, which management believes approximates fair value. Each warrant entitles the holder to purchase one share of common stock at $4.25 per share through December 16, 2007. The warrants are restricted securities under Rule 144 of the Securities Act of 1933. The underlying stock price was $3.187 and $2.48 at December 31, 2006 and 2005, respectively. No warrants were exercised during 2006 or 2005.

145,000 warrants, which management believes to be worthless at December 2006 and 2005. Each warrant entitles the holder to purchase up to an aggregate of 145,000 shares of class A common stock at $7.75 per share through December 15, 2008. The warrants are restricted securities under Rule 144 of the Securities Act of 1933. No warrants were exercised during 2006 or 2005.

## NOTE E - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

A summary of furniture, equipment and leasehold improvements as of December 31, follows:

| | 2006 | 2005 |
|---|---|---|
| Furniture and equipment | $ 276,556 | $ 273,204 |
| Leasehold improvements | 116,426 | 116,426 |
| | 392,982 | 389,630 |
| Less accumulated depreciation and amortization | 384,453 | 378,858 |
| | $ 8,529 | $ 10,772 |

## NOTE F - OPERATING LEASES

The Company conducts its operations in a leased facility under an operating lease. The lease expires in September 2008. The Company may, at its option, renew the lease for an additional five years under the same terms as the current lease.

The lease requires monthly payments of $5,671, plus sales tax and $41 per month for water, sewer, and trash services. The rental payments are adjusted annually for fluctuations of the Consumer Price Index (CPI).

The following is a schedule by year of minimum lease payments, without any CPI adjustments.

| Year | Amount |
|---|---|
| 2007 | $ 73,344 |
| 2008 | 48,896 |

Rent expense for the years ended December 31, 2006 and 2005 was $71,462 and $74,371, respectively.

During 2006, the Company entered into a month-to-month contract with a corporation to sublease office space for $1,409 per month. The sublease will terminate on September 30, 2008, subject to renewal of the primary lease by the Company. A 60 day written notice is required by the Company and the corporation to cancel the contract prior to the termination date, unless there is a breach of covenant by the corporation in such case the contract immediately terminates. The sublease payment will increase 2% annually to reflect the CPI increase assessed by the Company's landlord.

Sublease income totaled $15,913 for the year ended December 31, 2006.

## NOTE G - DISTRIBUTION TO STOCKHOLDER

In prior years, the Company incurred certain expenses and made cash advances to its sole stockholder. Through December 31, 2005, the cumulative amount of such advances together with accrued interest amounted to $392,801. During 2006, $23,260 was distributed. Since the Company does not have retained earnings, the distributions have been accounted for as a reduction of additional paid-in capital.

## NOTE H - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company enters into various transactions involving off-balance sheet financial instruments. These financial instruments include options and short sales (securities sold, not yet purchased). These financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Such transactions are entered into for trading purposes or to hedge other positions or transactions.

As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The credit risk for options is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company controls such risks by establishing limits and monitoring procedures.

## NOTE I - RETIREMENT PLAN

The Company has established a qualified deferred compensation plan covering substantially all employees. The plan provides for the Company to match fifty percent of the employee's contribution up to a maximum of four percent of gross wages. Contributions vest ratably over a six year period. Plan expense was $10,942 and $10,311 for the years ended December 31, 2006 and 2005, respectively.

## NOTE J - INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies and guarantees the clearing agent against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

## NOTE K - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. At December 31, 2006 and 2005, the Company had a minimum net capital requirement of $100,000, and net capital of $230,902 and $368,352, respectively. The Company's net capital ratio at December 31, 2006 was 3.12 to 1. Management does not anticipate any distributions during the six month period ended June 30, 2007. The Company operates pursuant to the (k)(2)(ii) exemptive provisions of SEC rule 15c3-3 and does not hold customer funds or securities; therefore, there were no procedures performed regarding information relative to the possession or control requirements or the reserve requirement under SEC rule 15c3-3.

## NOTE L - CLAIMS AND CONTINGENCIES

The Company is involved in various asserted claims arising in the ordinary course of operations. At December 31, 2006, the following claims are in various stages of litigation:

On December 27, 1993, the Commonwealth of Massachusetts, Office of the Secretary of State, Securities Division, commenced an administrative complaint proceeding seeking to permanently revoke the Company's registration as a broker-dealer in Massachusetts, an accounting and disgorgement of profits and other monies, an administrative fine, costs, a cease and desist order, and other relief. The Massachusetts complaint remains unsettled, but there has been no substantial activity on this matter since 1996.

The Company was involved in an arbitration proceeding before the NASD in which the Company filed a claim against two former customers for a margin debt due the Company. The former customers filed a counter-claim against the Company asserting claims for unsuitability, fraud, unauthorized transactions and RICO seeking unspecified damages. In June 2005, the NASD arbitration panel awarded the Company $421,000 plus interest until the date of payment of the award and dismissed the former clients' counter-claim. Thereafter, the Company filed an action in the United States District Court for the District of Massachusetts seeking a confirmation of the Award and judgment against the Company's former customers. In August 2005, the Company's former customers filed a counterclaim seeking to vacate the Award. On December 5, 2006, the Court entered Judgment in favor of the Company confirming the Award and denying the Counterclaim. On December 22, 2006, the former customers filed a Notice of Appeal to the First Circuit Court of Appeal. These matters are pending before the Court and, in the opinion of management, the ultimate outcome of these matters is uncertain. Accordingly, the Award receivable has not been recognized in the accompanying financial statements. In connection with the margin debt of the two former

## NOTE L - CLAIMS AND CONTINGENCIES - CONTINUED

customers involved with the NASD arbitration proceeding, the Company's clearing agency restricted $361,194 of cash deposits in various firm trading accounts to collateralize the unsecured debit balances of these former customers. In July 2005, the Company's clearing firm used $361,023 of the Company's cash deposits to cover the unsecured debit balances of the former clients. Recovery of this amount is dependent on the Company's ability to collect the NASD arbitration Award from the two former customers. Accordingly, the Company recorded an allowance and corresponding bad debt expense of $361,023 in 2005 in the accompanying financial statements.

The Claimant asserts claims in the Circuit Court of Sarasota County, Florida for breach of fiduciary duty, negligence, fraud, failure to supervise, and violations of Florida Securities Laws in connection with losses sustained in a private investment entered into outside of the Company's brokerage activities through a broker employed by the Company. The Claimant seeks compensatory damages of approximately $140,000, attorney fees, and interest. The Company served and filed an Answer denying any wrongdoing and asserting numerous affirmative defenses. As this matter is at the discovery stage of the proceeding, it is difficult to estimate the likelihood of an unfavorable outcome and estimate the amount or range of potential loss, if any.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2006

Kashner Davidson Securities Corporation

# COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2006

## NET CAPITAL

| | | |
|---|---|---|
| Stockholder's equity | | $ 573,788 |
| Deductions for non-allowable assets | | |
| Accounts receivable - employees | $ 19,247 | |
| Prepaid expenses | 28,049 | |
| Interest receivable | 9,180 | |
| Warrants for common stocks | 39,030 | |
| Furniture, equipment and leasehold improvements | 8,529 | |
| Cross guarantee account | 1,334 | |
| Deductions for deficits in customers' accounts | | 105,369 |
| Net capital before haircuts on securities positions (tentative net capital) | | 468,419 |
| Haircuts on securities | | |
| Trading and investment securities | 131,750 | |
| Undue concentrations | 103,645 | |
| Money market funds | 2,122 | 237,517 |
| NET CAPITAL | | $ 230,902 |

## AGGREGATE INDEBTEDNESS

| | | |
|---|---|---|
| Items included in balance sheet | | |
| Accounts payable | $ 94,369 | |
| Payable to clearing agency | 435,756 | |
| Accrued commissions payable | 41,127 | |
| | 571,252 | |
| Other unrecorded amounts | | |
| Contingent liabilities | 149,885 | |
| Total aggregate indebtedness | $ 721,137 | |
| Ratio: Aggregate indebtedness to net capital | | 3.12 to 1 |
| Minimum net capital requirement | | $ 100,000 |

A reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2006) is not presented as there are no material differences.

# INDEPENDENT AUDITORS' REPORT ON

# INTERNAL CONTROL REQUIRED

# BY SEC RULE 17a-5



NATHERSON & COMPANY, P.A.
Certified Public Accountants

1801 Glengary Street
Sarasota, Florida 34231
(941) 923-1881
Fax 923-0065

544 Bay Isles Road
Longboat Key, Florida 34228
(941) 387-8555

Members
American Institute of Certified Public Accountants
Florida Institute of Certified Public Accountants
Division for CPA Firms, AICPA
Private Companies Practice
SEC Practice Sections

Russell S. Natherson, C.P.A.
Patrick L. Gallagher, C.P.A.
Russell E. Natherson, C.P.A.
Randall L. Natherson, C.P.A.
Eileen A. Sarris, C.P.A.

Independent Auditors' Report on
Internal Control Required
by SEC Rule 17a-5

Board of Directors
Kashner Davidson Securities Corporation

In planning and performing our audit of the financial statements and supplementary information of Kashner Davidson Securities Corporation (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are

safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Matheson + Company, P.A.

Sarasota, Florida
February 9, 2007

END